UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OMNI SHRIMP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68216Y 102
(CUSIP Number)

Crescent Saints Holdings, LLC

517 Dumaine Street, APT. 4,

New Orleans, LA 70116

(504) 722-7402

Attn: William C. Robinson

with a copy to:

Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	68216Y 102	Page 2 of 6

1	NAMES OF REPORTING PERSONS
CRESCENT SAINTS HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,662,706,837 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,781,770,899 (1)
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,662,706,837 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.8% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Represents 7,600,000 shares of Series F Preferred Stock of the Issuer owned by Crescent Saints Holdings, LLC, which represents 71.36% of the shares of Series F Preferred Stock outstanding. The Series F Preferred Stock in the aggregate has 95% of the voting power of all voting securities of the Issuer but is only convertible into 59.66% of such shares.

(2)	Based on 8,095,400 shares of the Issuer’s common stock outstanding as of October 22, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No.	68216Y 102	Page 3 of 6

1	NAMES OF REPORTING PERSONS
William C. Robinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,662,706,837 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,781,770,899 (1)
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,662,706,837 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.8% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents 7,600,000 shares of Series F Preferred Stock of the Issuer owned by Crescent Saints Holdings, LLC, which represents 71.36% of the shares of Series F Preferred Stock outstanding. The Series F Preferred Stock in the aggregate has 95% of the voting power of all voting securities of the Issuer but is only convertible into 59.66% of such shares. William C. Robinson is the managing member of Crescent Saints Holdings, LLC, and therefore has voting and dispositive power over the securities owned by Crescent Saints Holdings, LLC and may be deemed to beneficially own the shares of common stock owned beneficially by Crescent Saints Holdings, LLC. Mr. Robinson disclaims beneficial ownership over any securities owned by Crescent Saints Holdings, LLC for any other purposes.

(2)	Based on 8,095,400 shares of the Issuer’s common stock outstanding as of October 22, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No.	68216Y 102	Page 4 of 6

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share, (the “Common Stock”) of Omni Shrimp, Inc., a corporation incorporated in the State of Nevada (the “Issuer”), with its principal executive offices located at 13613 Gulf Boulevard, Madeira Beach, FL 33738.

Item 2.	Identity and Background

(a)	This statement is filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Crescent Saints Holdings, LLC, a Louisiana limited liability company (“Crescent Saints”); and

(ii)	William C. Robinson.

(b)	The principal business address of each Reporting Person is 13613 Gulf Boulevard, Madeira Beach, FL 33738.

(c)	The principal business of the Reporting Persons is to act as financial consulting company and a holding company. Mr. Robinson is the Executive Vice President of Essential Services Group, Inc. and Chief Executive Officer of CAVU Resources, Inc.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	William Robinson is a citizen of the United States and Crescent Saints is limited liability company organized in the State of Louisiana.

Item 3.	Source and Amount of Funds or Other Considerations

On January 11, 2019, the Issuer, entered into a Securities Exchange Agreement (the “Exchange Agreement”) with R Squared Technologies, Inc., a Delaware corporation (“R2”), and R2’s shareholders (including Crescent Saints), noteholders and warrantholders pursuant to which the R2 shareholders, noteholders and warrantholders exchanged with the Issuer all of the outstanding shares, notes and warrants of R2, and R2 thereupon became a wholly-owned subsidiary of the Issuer (the “Exchange Transaction”). In consideration for the exchange, the Issuer issued (i) to the R2 shareholders an aggregate of 10,650,000 shares of a newly created Series F Preferred Stock of the Issuer (the “Series F Preferred Stock”) and 7,200,000 shares of a newly created Series G Preferred Stock of the Issuer (the “Series G Preferred Stock”), (ii) to the R2 noteholders, 2-year notes in the aggregate principal amount of $1,101,202.65 (the “Exchange Notes”), bearing interest at 10% per annum, compounded daily, convertible into shares of the Issuer’s Common Stock at $.015 per share or, if the average volume weighted average price per share (“VWAP”) on the 5 trading days preceding the 6-month anniversary of the date of issuance is less than $.015 per share, 80% of the 10-day VWAP following such 6-month anniversary and (iii) warrants to purchase an aggregate of 1,500,000 shares of the Issuer’s Common Stock at a price of $1.50 per share, which warrant shall expire on December 31, 2022. Crescent Saints, a former R2 shareholder, received 7,600,000 shares of Series F Preferred Stock in the Exchange Transaction, which represents 71.36% of the Series F Preferred Stock and is convertible into 2,781,770,899 shares of Common Stock (the “Shares”).

As a result of their ownership of the Series F Preferred Stock, the former R2 shareholders acquired, in the aggregate, 95% of the voting control of the Issuer. The Series G Preferred Stock has no voting rights. The Series F Preferred Stock and Series G Preferred Stock together are convertible into Common Stock which, in the aggregate, would represent 95% of the outstanding Common Stock on a fully diluted basis after the conversion. The 95% conversion amount is allocated approximately 59.66% to the Series F Preferred Stock and 40.34% to the Series G Preferred Stock. Neither the Series F Preferred Stock nor the Series G Preferred Stock has a preference on liquidation. The Series F Preferred Stock and Series G Preferred Stock are not entitled to special dividend rights, except that they participate with the Common Stock on any dividends declared on the Common Stock, other than dividends payable in Common Stock.

CUSIP No.	68216Y 102	Page 5 of 6

Pursuant to the Exchange Agreement, the holders of a majority of the then outstanding shares of Series F Preferred Stock, including Crescent Saints, retained a right, exercisable upon the occurrence of a Triggering Event (as defined in the Exchange Agreement ) to put (the “Put Right”), and to cause all other former R2 shareholders, noteholders and warrantholders to put, all shares of Series F Preferred Stock and Series G Preferred Stock, notes and warrants issued to them by the Issuer in the Exchange Transaction in exchange for 100% of the then outstanding capital stock of R2 and all notes and warrants of R2 tendered in the Exchange Transaction, effectively rescinding the Exchange Transaction.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 25, 2019 and is incorporated by reference herein as Exhibit 99.1.

In anticipation of the Exchange Transaction and in order to induce R2 and its stockholders other than Crescent Saints to enter into the Exchange Transaction, R2, William C. Robinson and Crescent Saints entered into a letter agreement dated January 3, 2019, pursuant to which Mr. Robinson and Crescent Saints agreed to use 5,000,000 of the shares of Series F Preferred Stock that Crescent Saints expected to receive in the Exchange Transaction to fund an acquisition of another company with which R2 had been in discussions prior to the Exchange Transaction. If the acquisition of such target company is not completed within 120 days of the consummation of the Exchange Transaction Mr. Robinson and Crescent Saints have agreed that 5,000,000 of the shares of Series F Preferred Stock received by Crescent Saints in the Exchange Transaction shall automatically be cancelled.

Item 4.	Purpose of Transaction

The information in Item 3 is hereby incorporated by reference. Crescent Saints acquired the Shares as consideration in the Exchange Transaction and holds it for investment purposes. Other than as set forth herein above, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is hereby incorporated by reference. On February 13, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as otherwise indicated herein above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Exchange Agreement, dated January 11, 2019, by and among the Issuer, R2 and the securityholders of R2 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on January 25, 2019).

Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons, dated February 13, 2019.

CUSIP No.	68216Y 102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESCENT SAINTS HOLDINGS, LLC

Date: February 13, 2019	By:	/s/ William C. Robinson
Name: William C. Robinson
Title: Managing Member

/s/ William C. Robinson
William C. Robinson